DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/21/08

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos

2. CHECK THE BOX IF MEMBER OF A GROUP
a[X]
b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7. SOLE VOTING POWER
223,897

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
223,897

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
223,897

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
4.61%

14. TYPE OF REPORTING PERSON
IA

The filing constitutes amendment # 3 to the Schedule 13d filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on
5/30/07. This amendment # 3 amends the schedule 13d as specifically set forth.


ITEM 4. PURPOSE OF TRANSACTION

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a)-b) As per the N-CSR filed on 12/26/07 there were 5,733,016 shares of BCV outstanding as of 10/31/07. In addition, BCV completed a tender offer for 880,154 shares on Febraury 29, 2007. Therefore, we estimate that there are 4,852,862 shares outstanding. The percentage set forth in item 5 was derived using such numbers. Bulldog Investors, Phillip Goldstein, Andrew Dakos and accounts managed by the filing persons beneficially own an aggregate of 223,897 shares of BCV or 4.61% of the outstanding shares.

Power to dispose and vote securities lie solely with Phillip
Goldstein and Andrew Dakos.

c) During the past 60 days the following shares of BCV were
sold unless previously reported:
Trade Date		# shares		Price ($)
2/6/08			100			$18.80
2/7/08			1,600			$18.70
2/12/08			100			$18.80
2/15/08			3,000			$18.75
3/6/08			131,420			$19.36
3/18/08			3,000			$18.00
3/19/08			560			$18.00
3/27/08			200			$18.00
3/28/08			3,000			$18.10
3/28/08			185			$18.07


d) Beneficial owners of the accounts managed by the filing persons are entitled to receive any dividends or sales proceeds.
e) NA



Dated: 4/21/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:: Andrew Dakos